                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. ____)/1/



                              FFBS BANCORP, INC.
________________________________________________________________________________
                               (Name of Issuer)



                    Common Stock, Par Value $0.01 Per Share
________________________________________________________________________________
                        (Title of Class and Securities)



                                   30242P109
________________________________________________________________________________
                      (CUSIP Number of Class Securities)



     Richard T. Haston, Executive Vice President, NBC Capital Corporation
        1108 Highway 82W, Starkville, Mississippi 39759  (601) 324-4258
________________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                               February 3, 1999
________________________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

                              (Page 1 of 8 pages)


-------------------------

     /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

  CUSIP NO. 30242P109               13D                    PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------

  (1)   NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NBC Capital Corporation
        64-0694775

--------------------------------------------------------------------------------
  (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
  (3)   SEC USE ONLY


--------------------------------------------------------------------------------
  (4)   SOURCE OF FUNDS: 00

--------------------------------------------------------------------------------
  (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                    [_]
--------------------------------------------------------------------------------
  (6)   CITIZENSHIP OR PLACE OF ORGANIZATION
        Mississippi, U.S.A.

--------------------------------------------------------------------------------
                               :  (7)    SOLE VOTING POWER
                               :         313,551 shares
                               :
                               :------------------------------------------------
                               :  (8)    SHARED VOTING POWER
  NUMBER OF SHARES             :         0 shares
  BENEFICIALLY OWNED BY EACH   :
  REPORTING PERSON WITH        :------------------------------------------------
                               :  (9)    SOLE DISPOSITIVE POWER
                               :         313,551 shares
                               :
                               :------------------------------------------------
                               :  (10)   SHARED DISPOSITIVE POWER
                               :         0 shares
                               :
--------------------------------------------------------------------------------
  (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        313,551 shares

--------------------------------------------------------------------------------
  (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES
                                                                    [_]
--------------------------------------------------------------------------------
  (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        19.9%

--------------------------------------------------------------------------------
  (14)  TYPE OF REPORTING PERSON: CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 30242P109                    13D                 Page 3 of 8 pages

--------------------------------------------------------------------------------

Item 1.   Security and Issuer

        The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of FFBS Bancorp, Inc. ("FFBS"), a Delaware corporation, with principal offices located at 1121 Main Street, Columbus, Mississippi 39701.

Item 2.   Identity and Background

        This statement is filed by NBC Capital Corporation ("NBC"), a bank holding company incorporated in the State of Mississippi, with respect to shares of Common Stock beneficially owned by NBC. NBC's principal office is located at 301 East Main Street, Starkville, Mississippi, 39760.

        (d)    N/A

        (e)    N/A

Item 3.   Source and Amount of Funds or Other Consideration

        NBC beneficially owns 313,551 shares of Common Stock pursuant to a Stock Option Agreement dated as of February 3, 1999, by and between NBC and FFBS (the "Agreement"). The Agreement grants NBC the irrevocable option (the "Option"), subject to certain terms and conditions, to acquire up to 313,515 shares of Common Stock (the "Option Shares") for a purchase price of $27.00 per Option Share. Under the terms of the Agreement, both the number of Option Shares and the price per Option Share are subject to certain adjustments. The consideration for the Agreement was NBC's inducement to enter into a merger agreement with FFBS (the "Merger Agreement"). NBC intends to fund any exercise of the Option through the declaration of dividends out of the excess capital of its subsidiary, National Bank of Commerce. See Item 6 for additional information regarding the Agreement.

Item 4.   Purpose of Transaction

        Under the terms of the Merger Agreement, FFBS will be merged into NBC, and the current FFBS stockholders will beneficially own 18.25% of the outstanding stock of NBC. Following the merger, two members of the board of directors of FFBS will be appointed to the board of directors of NBC. Under the Merger Agreement, FFBS may not engage in certain actions without the prior approval of NBC. If the merger becomes effective, the Option will expire. See
Item 6 for additional information regarding the Agreement.

        Other than as indicated above, NBC does not have any plans or proposals which relate to or would result in:

        a) The acquisition of additional securities of FFBS, or the disposition of securities of FFBS;

        b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving FFBS or any of its subsidiaries;

--------------------------------------------------------------------------------

CUSIP No. 30242P109                    13D                 Page 4 of 8 pages

--------------------------------------------------------------------------------

        c) A sale or transfer of a material amount of assets of FFBS or any of its subsidiaries;

        d) Any change in the present board of directors or management of FFBS, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        e) Any material change in the present capitalization or dividend policy of FFBS;

        f) Any other material change in FFBS's business or corporate structure;

        g) Changes in FFBS's charter or bylaws or other actions which may impede the acquisition of control of FFBS by any person;

        h) Causing a class of securities of FFBS to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        i) A class of equity securities of FFBS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

        j)     Any action similar to any of those described above.

Item 5.        Interest in Securities of the Issuer

        (a) The aggregate number and percentage of shares of the Common Stock beneficially owned by NBC and to which this Schedule 13D relates is 313,551 shares, representing 19.9% of the 1,575,635 shares issued and outstanding, as reported by FFBS on December 31, 1998.

        (b) Upon exercise of the Option, NBC would have the sole power to vote and to dispose of the 313,551 Option Shares.

        (c) Other than execution of the Agreement on February 3, 1999, NBC has not acquired any shares of the Common Stock in the last 60 days.

        (d)    N/A

        (e)    N/A

Item 6.        Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer

Stock Option Agreement

        As an inducement and a condition to NBC entering into the Merger Agreement, NBC and FFBS entered into the Agreement, under which FFBS granted NBC the Option to purchase up to 313,551 shares of Common Stock, representing 19.9% of the issued and outstanding shares of Common Stock. The Option is exercisable only under the circumstances described below, at a

--------------------------------------------------------------------------------

CUSIP No. 30242P109                    13D                 Page 5 of 8 pages

--------------------------------------------------------------------------------

cash price per share equal to $27.00, subject to possible adjustment in certain circumstances. This description of the Agreement and the Option does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is included as Exhibit A to Item 7, below.

     Subject to applicable law and regulatory restrictions, NBC may exercise the Option, in whole or in part, if, but only if, a "Purchase Event" (as defined below) occurs prior to the Option's termination if NBC, at the time, is not in material breach of the Agreement or the Merger Agreement. As defined in the Agreement, Purchase Event means either of the following events:

     (1) without NBC's written consent, FFBS's board authorizes, recommends, publicly proposes or publicly announces an intention to authorize, recommend, propose or enter into an agreement with any third party to effect any of the following acquisition transactions:

          . a merger, consolidation, or similar transaction involving FFBS or any of its subsidiaries (other than transactions solely between FFBS's subsidiaries);

          . the disposition, by sale, lease, exchange or otherwise, of 30% or more of the consolidated assets of FFBS and its subsidiaries; or

          . the issuance, sale or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities representing 30% or more of the voting power of FFBS or any of its subsidiaries; or

     (2) any third party acquires beneficial ownership, or the right to acquire beneficial ownership of, or any group is formed that beneficially owns or has the right to acquire beneficial ownership of, 30% or more of the outstanding shares of FFBS common stock.

     The option will terminate upon the earliest of the following:

     (1)  the effective time of the merger;

     (2) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a "Preliminary Purchase Event" (as defined below) (other than a termination of the Merger Agreement under certain circumstances involving a breach by
          NBC);

     (3) 12 months after termination of the Merger Agreement as a result of certain breaches by NBC; and

     (4) 12 months after termination of the Merger Agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event.

--------------------------------------------------------------------------------

CUSIP No. 30242P109                    13D                 Page 6 of 8 pages

--------------------------------------------------------------------------------

        As defined in the stock option agreement, a Preliminary Purchase Event includes either of the following events:

        (1) any third party commencing or filing a registration statement under the Securities Act of 1933 pertaining to a tender offer or exchange offer to purchase any shares of FFBS common stock if, upon consummation of that offer, that party would own or control 20% or more of the then-outstanding shares of FFBS common stock; or

        (2) the stockholders of FFBS failing to approve the Merger Agreement at the special meeting, the failure to have the special meeting or the cancellation of the meeting before the Merger Agreement is terminated, or the withdrawal or modification by FFBS's board of directors in a manner adverse to NBC of the recommendation of the board of directors with respect to the Merger Agreement, in each case after public announcement that a third party has done any of the following:

               . made, or disclosed an intention to make, a proposal to engage in an acquisition transaction;

               . commenced a tender offer or filed a registration statement under the Securities Act of 1933 with respect to an exchange offer; or

               . filed an application or given a notice under certain federal statutes for approval or consent to engage in an acquisition transaction.

        If FFBS common stock changes by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares, or similar transaction, the type and number of securities subject to the option, then the purchase price of the Option Shares would be adjusted appropriately. If FFBS issues additional shares of common stock (other than pursuant to an event described in the preceding sentence), the number of shares of FFBS common stock subject to the Option will be adjusted so that, after such issuance, the Option, together with any shares of FFBS common stock previously issued pursuant to the Agreement, equals 19.9% of the number of shares then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the option.

        Upon the occurrence of a "Repurchase Event" (as defined below) that occurs prior to the exercise or termination of the Option, at the request of NBC, FFBS will, subject to regulatory restrictions, be obligated to repurchase the Option and any shares of Common Stock purchased pursuant to the Agreement at a specified price. NBC must deliver its request that FFBS repurchase the Option within 12 months of the first occurrence of a Repurchase Event, or FFBS will not be obligated to comply with the request.

        As defined in the Agreement, a Repurchase Event occurs if:

        (1) any person (other than NBC or any NBC subsidiary) acquires beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Securities Exchange Act of 1934) is formed which beneficially

--------------------------------------------------------------------------------

CUSIP No. 30242P109                    13D                 Page 7 of 8 pages

--------------------------------------------------------------------------------

               owns, or has the right to beneficially own, 50% or more of the then-outstanding shares of FFBS common stock; or

        (2)    any of the following transactions is consummated;

               . FFBS consolidates with or merges into any person, other than NBC or one of NBC's subsidiaries, and is not the continuing or surviving corporation of such consolidation or merger;

               . FFBS permits any person, other than NBC or one of NBC's subsidiaries, to merge into FFBS and FFBS shall be the continuing or surviving corporation, but, in connection with such merger, the then-outstanding shares of Common Stock are changed into or exchanged for stock or other securities of FFBS or any other person or cash or any other property or the outstanding shares of Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or

               . FFBS sells or otherwise transfers all or substantially all of its assets to any person, other than NBC or one of NBC's subsidiaries.

        If prior to the exercise or termination of the Option, FFBS enters into an agreement to engage in any of the transactions described in clause (2) of the definition of Repurchase Event above, then the agreement governing such transaction must make proper provision so that NBC will receive for each share of Common Stock subject to the option an amount of consideration that would be received by a holder of Common Stock in such transaction, less the purchase price of the option securities.

        After the occurrence of a Purchase Event, NBC may assign its rights under the Agreement in whole or in part.

        Upon the occurrence of certain events, FFBS has agreed to file with the SEC and to cause to become effective certain registration statements under the Securities Act of 1933 with respect to dispositions by NBC and its assigns of all or part of the Option or any shares of Common Stock into which the Option is exercisable.

Item 7.  Material to be Filed as an Exhibit

        Exhibit A:   Stock Option Agreement by and between NBC Capital
                     Corporation and FFBS Bancorp, Inc. dated as of February 3,
                     1999.

        Exhibit B:   Agreement and Plan of Merger by and between NBC Capital
                     Corporation and FFBS Bancorp, Inc. dated as of February 3,
                     1999.

--------------------------------------------------------------------------------

CUSIP No. 30242P109                    13D                 Page 8 of 8 pages

--------------------------------------------------------------------------------

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       Dated:  April 14, 1999.

                                       NBC CAPITAL CORPORATION


                                       By:    /s/ RICHARD T. HASTON
                                              __________________________________
                                              Richard T. Haston
                                              Chief Financial Officer